July 11, 2019

Mindy West
Chief Financial Officer
Murphy USA Inc.
200 Peach Street
El Dorado, Arkansas 71730-5836

       Re: Murphy USA Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 1-35914

Dear Ms. West:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
Marketing Segment, page 31

1. Please add a footnote to the table of key metrics to disclose how you determine same store sales.

Key Fuel Operating Metrics, page 32

2. Please expand the items disclosed in the table so that readers are able to recompute the total fuel contribution and total retail fuel contribution metrics and reconcile them with amounts presented on the income statements. These amounts appear to include: 1) total cost of RINs, 2) PS&W volumes, 3) PS&W sales and 4) PS&W cost of sales. Mindy West
Murphy USA Inc.
July 11, 2019
Page 2
3. It appears Retail fuel margin (cpg excluding credit card fees) disclosed in the table is a non-GAAP measure that should be reconciled by disclosing the amount of credit card fees. Please revise and also provide the other required disclosures in
Item 10(e)(i) of
      Regulation S-K.
Consolidated Statements of Cash Flows, page F-6

4. We note you recognized a decrease in restricted cash of $68.8 million classified as an investing activity for the year ended December 31, 2016. This presentation does not appear to comply with ASU 2016-18. Please refer to the transition guidance and revise your presentation or tell us how the presentation complies with ASU
2016-18.



Notes to Consolidated Financial Statements
Note 10 - Incentive Plans, page F-18

5. Please disclose the total fair value of restricted stock units and performance-based restricted stock units vested during each year presented and the intrinsic value of restricted share units as of year end. Refer to ASC 718-10-50-2d and ASC
718-10-50-2e.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill
Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.



                                                             Sincerely,
FirstName LastNameMindy West
                                                             Division of
Corporation Finance
Comapany NameMurphy USA Inc.
                                                             Office of Consumer
Products
July 11, 2019 Page 2
cc:       Donald Smith, Controller
FirstName LastName